LIQUOR DEPOT LIQUOR WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

SEC MAIL PROCESSING SECTION RECEIVED JUN 12 2007 WASH, D.C. 185

June 8, 2007

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

VIA FEDERAL EXPRESS

SUPPL

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

PROCESSED JUN 21 2007 THOMSON FINANCIAL

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose copies of the Fund's:

1. News release – Form 51-102F3, Material Change Report, posted June 4, 2007;
2. News release – Liquor Stores Reminds Liquor Barn Unitholders to Tender to Enhanced Offer Before Expiry June 7, posted June 5, 2007;
3. News release – Liquor Stores Income Fund Enters into Support Agreement with Additional Founder to Support Offer to Acquire all of the Outstanding Trust Units of Liquor Barn Income Fund, posted June 7, 2007; and
4. News release – Liquor Stores Acquires Liquor Barn, posted June 8, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

07024555

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

dlw 6/20

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999

File No. 82-34937

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Liquor Stores Income Fund ("Liquor Stores" or the "Fund")
Suite 1120, 10235 – 101 Street
Edmonton, Alberta
T5J 3G1

Item 2. Date of Material Change

May 25, 2007

Item 3. News Release

A press release reporting the material change was issued on May 26, 2007 through the services of CCN Matthews.

Item 4. Summary of Material Change

On May 25, 2007, the Fund entered into a support agreement (the "Support Agreement") with Liquor Barn Income Fund ("Liquor Barn") pursuant to which the Fund increased the consideration payable under its original offer (the "Original Offer") dated April 10, 2007 to acquire all of the outstanding trust units (the "Liquor Barn Units") of Liquor Barn, and Liquor Barn's Board of Trustees determined to unanimously recommend that Liquor Barn Unitholders accept the Revised Offer (as defined below).

Item 5.1. Full Description of Material Change

On May 25, 2007, the Fund and Liquor Barn entered into the Support Agreement, pursuant to which the Fund varied the terms of the Original Offer to: (i) increase the exchange ratio of 0.53 of a trust unit of the Fund (a "Liquor Stores Unit") per Liquor Barn Unit to 0.57 of a Liquor Stores Unit per Liquor Barn Unit; (ii) extend the expiry date of the Original Offer to June 7, 2007 but in any event (through one or more extensions) not later than June 29, 2007; and (iii) delete the condition contained in section 4(m) of the Original Offer, which required that the Fund be granted access to all non-public information relating to Liquor Barn as may be given, provided or made available by it to any other potential acquiror since the announcement of the Original Offer or within 120 days prior to the announcement of the Original Offer (such revised offer is referred to herein as the "Revised Offer").

In the Support Agreement, Liquor Barn represented that its Board of Trustees: (i) had obtained an opinion from TD Securities Inc. that, as of the date thereof, the consideration per Liquor Barn Unit offered pursuant to the Revised Offer is fair, from a financial point of view, to Liquor Barn unitholders; (ii) had approved the Support Agreement; (iii) had determined unanimously that, as at the date thereof: (a) the Revised Offer is fair to the

Liquor Barn unitholders and is in the best interests of Liquor Barn and the Liquor Barn unitholders; and (b) it will unanimously recommend that the Liquor Barn unitholders accept the Revised Offer.

Liquor Barn has also agreed to co-operate with the Fund and take all reasonable action to support the Revised Offer, including assisting with obtaining third party consents and regulatory approvals.

Based on the May 25, 2007 closing price of Liquor Stores Units on the Toronto Stock Exchange, the increased exchange ratio under the Revised Offer values the Liquor Barn Units at $12.45, a premium of 48.2% above the closing price of the Liquor Barn Units of $8.40 on the Toronto Stock Exchange on April 9, 2007, the day before the Fund announced and commenced the Original Offer.

Under the Support Agreement, Liquor Barn is subject to a non-solicitation covenant under which it has agreed, among other things, not to directly or indirectly solicit any competing acquisition proposals. Subject to certain conditions, Liquor Barn is permitted to consider, negotiate, accept, approve, recommend or enter into an agreement with respect to a Superior Proposal (as defined in the Support Agreement), subject to a right in favour of the Fund to match any Superior Proposal and the payment to the Fund of a break fee of $6,500,000 under certain circumstances. Liquor Barn has agreed to waive the application of its unitholder rights plan to the Revised Offer on the business day preceding the expiry date of the Revised Offer.

The full text of the Support Agreement is available on SEDAR (www.sedar.com).

Item 5.2. Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable. This Report is not being filed on a confidential basis.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

Irv Kipnes, Chief Executive Officer or Patrick de Grace, Vice-President, Finance and Chief Financial Officer of Liquor Stores GP Inc., the administrator of the Fund, Suite 1120, 10235 – 101 Street, Edmonton, Alberta T5J 3G1, may be reached by telephone at (780) 944-9994 ext. 6 and (780) 917-4179, respectively.

Item. 9 Date of Report

Dated June 4, 2007.

File No. 82-34937

FOR IMMEDIATE RELEASE

LIQUOR STORES REMINDS LIQUOR BARN UNITHOLDERS TO TENDER TO ENHANCED OFFER BEFORE EXPIRY JUNE 7

LIQUOR BARN TRUSTEES UNANIMOUSLY SUPPORT OFFER

EDMONTON, June 5, 2007 -- Liquor Stores Income Fund (TSX:LIQ.UN) today reminded Liquor Barn Income Fund (TSX:LBN.UN) unitholders that time is running out for acceptance of Liquor Stores' enhanced offer for units of Liquor Barn. The enhanced offer, which has the unanimous support of Liquor Barn's board of trustees, expires on June 7, 2007.

The board of trustees has concluded that Liquor Stores' revised offer is the best alternative available to Liquor Barn unitholders. This conclusion was based on the advice of Liquor Barn's financial advisor, TD Securities Inc., following a strategic review process that included initiating contact with 43 third parties to assess their interest in Liquor Barn and entering into confidentiality and standstill agreements with 17 parties who were provided access to certain non-public financial and operation information of Liquor Barn.

Liquor Stores is offering Liquor Barn unitholders 0.57 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit. This represents a current implied value of $11.50 per Liquor Barn trust unit, or a premium of approximately 36.9%, based on the Toronto Stock Exchange closing prices of the Liquor Stores units on June 4, 2007 and the Liquor Barn units on April 9, 2007, the day before the commencement of the offer.

In addition to the premium, Liquor Barn unitholders will receive an immediate 10.3% increase in monthly cash distributions. The Liquor Stores offer includes a tax-deferred exchange for Canadian income tax purposes. Liquor Stores has a proven track record of value creation with a total return of 148% from inception on September 28, 2004 to commencement of the offer.

"Liquor Barn unitholders must tender their units before June 7 to ensure they receive the benefits of our offer and participate in the future growth of a larger, stronger trust and the leading independent liquor store retailer in Alberta and British Columbia," said Irv Kipnes, Chief Executive Officer of Liquor Stores. "If our offer is not completed, there is every reason to believe the price of Liquor Barn's units would drop straight back to their pre-bid price of $8.40 per unit.

Liquor Stores' enhanced offer is conditional upon, among other things, 66 2/3 % of the outstanding Liquor Barn voting units being validly tendered to the offer.

About the Offer

Full details of the offer are included in the offer and takeover bid circular dated April 10, 2007 and the notice of change, variation and extension dated May 28, 2007, which are available to Liquor Barn unitholders by visiting www.sedar.com or the Liquor Stores' web site at www.liquorstoresincomefund.ca. The offer expires at 12:00 pm midnight (Vancouver time) on June 7, 2007.

Liquor Stores has engaged RBC Capital Markets as financial advisor and dealer manager in connection with the offer. Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120. Unitholders can also consult their broker or financial advisor for further information.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular and notice of extension filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn security holders in their entirety. The public is able to obtain at no charge the offer to purchase, takeover bid circular, notice of extension and all other documents relating to the offer on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 107 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP.

You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Corporate contacts:

Liquor Stores GP Inc.
www.liquorstoresincomefund.ca

Irv Kipnes
Chief Executive Officer
(780) 944-9994 ext. 6

Patrick de Grace
Vice President Finance and Chief Financial Officer
(780) 917-4179

Media contacts:

Longview Communications Inc.
Alan Bayless
(604) 694-6035

Unitholder information:

Georgeson Shareholder Communications
Toll Free: 1-866-656-4120

LIQUOR DEPOT LIQUOR WORLD LIQUOR STORES INCOME FUND

FOR IMMEDIATE RELEASE

LIQUOR STORES INCOME FUND ENTERS INTO SUPPORT AGREEMENT WITH ADDITIONAL FOUNDER TO SUPPORT ITS OFFER TO ACQUIRE ALL OF THE OUTSTANDING TRUST UNITS OF LIQUOR BARN INCOME FUND

EDMONTON, June 7, 2007 – Liquor Stores Income Fund (TSX:LIQ.UN) announced today that it has entered into a support agreement with 67th Street Liquor Store Ltd., a founder of Liquor Barn Income Fund (TSX:LBN.UN).

Under the support agreement, 67th Street Liquor Store Ltd. will vote all of its 256,581 Liquor Barn Special Voting Units in favour of any resolutions relating to the offer by Liquor Stores to acquire all of the outstanding trust units of Liquor Barn. As previously disclosed, Liquor Stores is offering Liquor Barn unitholders 0.57 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit. The offer expires at midnight (Vancouver time) tonight.

This new support agreement and previously disclosed support agreements between Liquor Stores and other Liquor Barn founders involve a total of 2,068,257 Liquor Barn voting units.

Notwithstanding any information or statement contained herein, the issuance of this news release is not an admission that an entity named in this news release owns or controls any securities described herein or is a joint actor with another entity named herein.

United States Considerations

The Offer is made for the securities of a Canadian trust. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn Unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn Unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn Unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn Units otherwise than under the Offer, such as in open market or privately negotiated purchases.

About Liquor Stores Income Fund

Liquor Stores is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 107 stores). Liquor Stores trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores, visit www.sedar.com and Liquor Stores' website at www.liquorstoresincomefund.ca.

FOR FURTHER INFORMATION PLEASE CONTACT:

Corporate contacts:

Liquor Stores GP Inc.
www.liquorstoresincomefund.ca

Irv Kipnes
Chief Executive Officer
(780) 944-9994 ext. 6

Patrick de Grace
Vice President Finance and Chief Financial Officer
(780) 917-4179

Media contacts:

Longview Communications Inc.
Alan Bayless
(604) 694-6035

Unitholder information:

Georgeson Shareholder Communications
Toll Free: 1-866-656-4120

File No. 82-34937

FOR IMMEDIATE RELEASE

LIQUOR STORES ACQUIRES LIQUOR BARN

EDMONTON, June 8, 2007 -- Liquor Stores Income Fund (TSX:LIQ.UN) today announced that it has successfully completed the acquisition of Liquor Barn Income Fund (TSX:LBN.UN).

"We welcome former Liquor Barn unitholders as unitholders of Liquor Stores," said Irv Kipnes, Chief Executive Officer of Liquor Stores. "We completed the transaction with the support of Liquor Barn's Trustees, the majority of Liquor Barn's founders and the vast majority of its public unitholders. We also welcome and look forward to working with Liquor Barn's employees. Now we can all benefit from having created the leading independent liquor store retailer in Alberta and British Columbia."

Liquor Stores has issued approximately 6.8 million units to Liquor Barn unitholders under the transaction and reserved an additional approximately 2.2 million units for the Liquor Barn exchangeable partnership units. Following the transaction, Liquor Stores has approximately 23.5 million units outstanding (including units reserved for exchangeable partnership units), a market capitalization of approximately $470 million, and a total of 188 stores in Alberta and British Columbia.

Liquor Stores offered Liquor Barn unitholders 0.57 of a trust unit of Liquor Stores for each Liquor Barn trust unit. All conditions of the offer, including the valid tendering of at least 66 2/3 percent of the outstanding Liquor Barn voting units, were satisfied before expiry of the offer at 12:00 midnight (Vancouver time) on June 7, 2007. Approximately 74% of Liquor Barn's voting units (or approximately 81% of the publicly traded trust units) were validly tendered or voted in favour of the transaction. As a result, Liquor Barn unitholders approved the special resolution in respect of, among other things, the merger transaction, which provides a tax deferred exchange for Canadian income tax purposes for "merger electing" unitholders.

Liquor Stores has taken up and paid for all Liquor Barn units deposited under the offer and has completed the merger transaction with Liquor Barn. Liquor Stores expects that former Liquor Barn unitholders will receive their Liquor Stores units payable under the offer and merger shortly, after which the Liquor Barn units will be delisted from the Toronto Stock Exchange.

RBC Capital Markets acted as financial advisor and dealer manager in connection with the offer.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership and its 72.9% interest in Liquor Barn Limited Partnership. In aggregate these partnerships operate the largest number of private liquor stores in Canada by number of stores (currently 188 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund.

You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Corporate contacts:

Liquor Stores GP Inc.
www.liquorstoresincomefund.ca

Irv Kipnes
Chief Executive Officer
(780) 944-9994 ext. 6

Patrick de Grace
Vice President Finance and Chief Financial Officer
(780) 917-4179

Media contacts:

Longview Communications Inc.
Alan Bayless
(604) 694-6035

END